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                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM  N-17f-2

                  Certificate of Accounting of Securities and
                     Similar Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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

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
1. Investment Company Act File Number:                                                              Date examination completed:
811-7912                                                                                            April 30, 2000
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2. State identification Number:
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   AL                   AK                      AZ                      AR                      CA                      CO
   CT                   DE                      DC                      FL                      GA                      HI
   ID                   IL                      IN                      IA                      KS                      KY
   LA                   ME                      MD                      MA                      MI                      MN
   MS                   MO                      MT                      NE                      NV                      NH
   NJ                   NM                      NY                      NC                      ND                      OH
   OK                   OR                      PA                      RI                      SC                      SD
   TN                   TX                      UT                      VT                      VA                      WA
   WV                   WI                      WY                      PUERTO RICO
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   Other (specify):
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3. Exact name of investment company as specified in registration statement:

Old Westbury Funds, Inc.
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4. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

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INDEPENDENT ACCOUNTANTS' REPORT

The Board of Directors and Shareholders,
Old Westbury Funds, Inc.:

We have examined management's assertion about Old Westbury Funds', Inc. (the "Funds'") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 2000, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2000, and with respect to agreement of security purchases and sales, for the period from October 31, 1999 (the date of our last examination) through April 30, 2000:

 . Confirmation of all securities held by institutions in book entry form with the custodian;

 . Reconciliation of all such securities to the books and records of the Funds and the custodian;

 . Agreement of 5 security purchases and 5 security sales or maturities since our last report from the books and records of the Funds to broker confirmations;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that Old Westbury Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2000 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Old Westbury Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP
November 10, 2000

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Management Statement Regarding Compliance with Certain Provisions of the
------------------------------------------------------------------------
Investment Company Act of 1940
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We, as members of management of the Old Westbury Funds, Inc. (the "Funds"), are
responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2000 and from October 31, 1999 (date of last examination) through April 30, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2000 and from October 31, 1999 (date of last examination) through April 30, 2000, with respect to securities reflected in the investment accounts of Old Westbury Funds, Inc.


Bessemer Trust Company



/s/ Frank E. Helsom                        November 10, 2000
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Frank E. Helsom                                  Date
President and Chief Executive Officer


/s/ John G. MacDonald                      November 10, 2000
-------------------------------------      -----------------
John G. MacDonald                                Date
Managing Director, Chief Financial
Officer and Treasurer


/s/ Richard T. Murtagh                     November 10, 2000
-------------------------------------      -----------------
Richard T. Murtagh                               Date
Principal and Corporate Controller